

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 14, 2006

By Facsimile and U.S. Mail

Mr. James M. Mitchell
Chief Financial Officer
Family Home Health Services, Inc.
801 West Ann Arbor Trail, Suite 200
Plymouth, Michigan 48170

> **Re:** **Family Home Health Services, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed May 22, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 21, 2006**
> **File No.'s 000-32887**

Dear Mr. Mitchell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

General

1.	Although we have deferred our review of the SB-2 pending the update for pro formas and financials per our phone call with your counsel, Mr. Robert Hudson, on July 19, 2006, we expect the SB-2/A will reflect the 10-KSB comments. Please be aware that we may have additional separate comments on the SB-2 when the SB-2 amendment is filed.

Item 8A Controls and Procedures, page 17

2.	We note your disclosure concerning your controls and procedures. Please be aware the regulation that proscribes the requirements for the disclosure of controls and procedures has changed. See SEC Releases No. 33-8238 (June 5, 2003). For example, your disclosure states that your Chief Executive Officer and Chief Financial Officer made their evaluation "within 90 days of the filing of this report." Under revised Item 307 of Regulation S-B, you are required to make your evaluation as of the end of the period for which the report is filed. Please revise accordingly.

3.	We note your reference to Rules 13a-14(c) and 15(d)-14(c). Please update your rule references to be consistent with the references in Regulation S-B Item 307.

4.	We further note your statement that the review concluded your financial software and internal processing were inadequate. Given the exceptions noted it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective or are not effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and your Chief Financial Officer on the effectiveness of your disclosure controls and procedures.

Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page F-4

5.	Please revise the historical financial statements of Family Home Health Services Inc (FHHS Inc) for all periods presented to reflect the issuance of 24,050,000 shares of common stock for the members' interest in FHHS LLC. In doing so please reflect each LLC member interest as a separate issuance and show the par value in additional paid in capital. The 2,200,000 shares retained by the sole shareholder of FHHS Inc shall be reflected as outstanding as of January 17, 2005, and the related par value in additional paid in capital.

6.   We note that you carried forward the retained earnings of FHHS, LLC, a non-taxable entity, in the accounting for the merger with FHHS, Inc, a taxable entity. Please revise to reflect the transfer of the retained earnings of FHHS LLC as of the date of merger into FHHS Inc. to additional paid-in capital. Please refer to SAB Topic 4:B.

Notes To Consolidated Financials

Note 1. Business and Summary of Significant Accounting Policies

Basic Earnings Per Share, page F-9

7.   As a result of the comments above regarding your Statement of Stockholders' Equity please adjust your weighted shares outstanding and earnings per share amounts here and elsewhere in the document.

Note 2. Business Combination, page F-9

8.   Please file historical and pro forma financial statements as required by Regulation S-B Item 310(c) and 310(d).

9.   Please explain why the 50% interest acquired from Messrs. Ruark and Pilkington was valued at $800,000 and the 50% interest acquired from a third party was valued at $450,000. Further, please explain why the third party only received $67,000 at closing of the term note and Messrs. Ruark and Pilkington each received $100,000 cash.   In your response, please address whether any portion of the consideration was contingent and was to provide compensation for services.   Reference is made to paragraph 34 of SFAS 141. Also, please tell us how much of the cash and accounts receivable of $345,000 was cash and revise your disclosure accordingly in future filings.

Note 9. Related Party Transactions, page F-15

10.   We note your disclosure with regards to the contract fees earned by the affiliate which are offset against advances made to the affiliate. Please explain to us and reconcile the amount of advances made to the affiliate and the amount that remains on your books as a receivable after consideration has been given to the contract fees earned. In this regard, advances totaling

$421,956 are reflected in the cash flow statements for 2004 and 2005 with service fees earned by the affiliate of $160,000 for both years.

Note 14. Common Stock Options, page F-19

11.   We note the Board of Directors determined the fair value of the stock to be $1.64 as of July 1, 2005 with respect to the purchase price consideration to be paid to Mr. Ruark and Mr. Pilkington and $ .20 as of December 15, 2005 in conjunction with the personal guaranty. Please advise us of the facts and circumstances that occurred between July and December to account for the significant decline in the fair value of the stock.

From 10-Q June 30, 2006

Notes to Consolidated Financials

Note 9. Business Combination, page 6

12.   We note the business combination that occurred on April 5, 2006, and the related Form 8-K filed on April 11, 2006. Please explain how you determined financial statements in accordance with Regulation S-B Item 310(c) were not required.

Note 13. Common Stock Options, page 11

13.   Your disclosure indicates the adoption of SFAS No. 123R had no impact on your results of operations. We note your issuance to Mr. Ruark of 650,000 options on December 15, 2005, an additional 468,750 options on July 6, 2006, the issuance of 250,000 and 50,000 warrants to Comerica Bank (see page 8), 4,000,000, 1,750,000, and 5,750,000 warrants to Barron (see page 9), and common stock and warrants issued to Westminster . If you are not recognizing expense related to the issuance of the options above, please explain. Further, please include the disclosure requirements of SFAS No. 123R paragraphs 64-65

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief